Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 10 dated July 15, 2009

(to Prospectus dated July 7, 2008)

Sensus Metering Systems Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 10 supplements the Prospectus, dated July 7, 2008, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 10 is comprised of our annual report on Form 10-K/A filed with the Securities and Exchange Commission on July 15, 2009.

This Prospectus Supplement No. 10 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 10 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 10 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 10 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 8 of the Prospectus.

The date of this Prospectus Supplement No. 10 is July 15, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

ANNUAL REPORT

PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-113658

Sensus Metering Systems (Bermuda 2) Ltd.	Sensus Metering Systems Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4000

(Registrants’ telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐     No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

    Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒            Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 14, 2009, Sensus Metering Systems (Bermuda 2) Ltd. had 12,000 common shares outstanding, all of which were owned by Sensus Metering Systems (Bermuda 1) Ltd., and Sensus Metering Systems Inc. had 283.603994 shares of common stock outstanding, all of which were owned by Sensus Metering Systems (Bermuda 2) Ltd.

EXPLANATORY NOTE

Sensus Metering Systems (Bermuda 2) Ltd. and Sensus Metering Systems Inc. are filing this Amendment No. 1 (this “Amendment”) to their Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as filed with the Securities and Exchange Commission on May 15, 2009 (the “Form 10-K”), solely for the purpose of providing a signed report of their independent registered public accounting firm (the “Audit Report”) in Item 8 thereof. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment sets forth the complete text of Item 8 of the Form 10-K. However, no changes were made to the financial statements of Sensus Metering Systems (Bermuda 2) Ltd. and the accompanying notes thereto included in the Form 10-K.

In addition, as required by Rule 12b-15 of the Exchange Act, currently dated certifications by our principal executive officer and principal financial officer are included as exhibits to this Amendment and apply to the Form 10-K, as amended by this Amendment. Therefore, Item 15 and the related Exhibit Index of the Form 10-K are also included in this Amendment. Except with respect to the signed Audit Report and the currently dated certifications, no other changes have been made to the Form 10-K.

The Form 10-K continues to speak as of the dates described therein, and we have not updated the disclosures contained in the Form 10-K to reflect any events that occurred subsequent to such dates. Accordingly, the Form 10-K should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to May 15, 2009, as information in such filings may update or supersede certain information contained in the Form 10-K.

FORM 10-K/A

FOR THE FISCAL YEAR ENDED MARCH 31, 2009

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sensus Metering Systems (Bermuda 2) Ltd.

We have audited the accompanying consolidated balance sheets of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensus Metering Systems (Bermuda 2) Ltd. at March 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina

May 14, 2009

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share and share data)

	March 31, 2009	March 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37.9	$37.6
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1.2 and $1.5 at March 31, 2009 and 2008, respectively	112.8	107.1
Other	2.9	1.0
Inventories, net	66.4	72.3
Prepayments and other current assets	11.8	12.8
Deferred income taxes	6.5	5.0
Deferred costs	10.6	3.1

Total current assets	248.9	238.9
Property, plant and equipment, net	131.5	138.4
Intangible assets, net	187.3	199.2
Goodwill	394.5	377.6
Deferred income taxes	39.5	17.4
Deferred costs	88.7	23.3
Other long-term assets	21.9	24.5

Total assets	$1,112.3	$1,019.3

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$87.1	$81.3
Accruals and other current liabilities	80.7	67.8
Current portion of long-term debt	38.5	0.1
Short-term borrowings	4.9	5.8
Income taxes payable	2.9	—
Restructuring accruals	7.3	5.2
Deferred revenue	19.0	5.4

Total current liabilities	240.4	165.6
Long-term debt, less current portion	395.5	448.6
Pensions	44.4	52.5
Deferred income taxes	76.4	71.9
Deferred revenue	149.8	32.4
Other long-term liabilities	27.6	21.3
Minority interest	11.9	10.2

Total liabilities	946.0	802.5
Commitments and Contingencies (Note 18)
STOCKHOLDER’S EQUITY:
Common stock, par value $1.00 per share, 12,000 shares authorized, issued and outstanding	—	—
Paid-in capital	245.4	243.2
Accumulated deficit	(79.3)	(29.3)
Accumulated other comprehensive income	0.2	2.9

Total stockholder’s equity	166.3	216.8

Total liabilities and stockholder’s equity	$1,112.3	$1,019.3

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
NET SALES	$670.7	$694.2	$632.9
COST OF SALES	523.4	510.3	453.8

GROSS PROFIT	147.3	183.9	179.1
OPERATING EXPENSES:
Selling, general and administrative expenses	134.0	121.5	110.4
Restructuring costs	9.9	7.0	8.5
Amortization of intangible assets	13.5	19.7	23.6
Impairment of goodwill	14.4	—	—
Other operating expense, net	2.7	2.3	2.7

OPERATING (LOSS) INCOME	(27.2)	33.4	33.9
NON-OPERATING (EXPENSE) INCOME:
Interest expense, net	(39.9)	(41.8)	(42.4)
Other (expense) income, net	(0.3)	(2.4)	1.9

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	(67.4)	(10.8)	(6.6)
(BENEFIT) PROVISION FOR INCOME TAXES	(19.9)	(2.6)	1.0

LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(47.5)	(8.2)	(7.6)
MINORITY INTEREST	(2.4)	(1.9)	(0.5)

LOSS FROM CONTINUING OPERATIONS	(49.9)	(10.1)	(8.1)
GAIN FROM DISCONTINUED OPERATIONS	—	—	0.1

NET LOSS	$(49.9)	$(10.1)	$(8.0)

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in millions)

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
Balance at March 31, 2006	$—	$200.0	$(10.1)	$(3.5)	$186.4
Equity contribution from parent related to AMDS acquisition	—	30.4	—	—	30.4
Equity adjustment from parent related to AMDS acquisition	—	12.8	—	—	12.8
Other comprehensive (loss) income:
Net loss	—	—	(8.0)	—	(8.0)
Foreign currency translation adjustment	—	—	—	1.7	1.7
Additional minimum pension liability adjustment, net of tax of $0.2 million	—	—	—	3.8	3.8
Unrealized loss on interest rate swaps, net of tax of $0.5 million	—	—	—	(0.6)	(0.6)

Total comprehensive loss					(3.1)

Balance at March 31, 2007	—	243.2	(18.1)	1.4	226.5
Adoption of FIN 48 adjustment	—	—	(1.1)	—	(1.1)
Other comprehensive (loss) income:
Net loss	—	—	(10.1)	—	(10.1)
Foreign currency translation adjustment	—	—	—	4.8	4.8
Defined benefit pension plan adjustment, net of tax of $0.1 million	—	—	—	(2.9)	(2.9)
Unrealized loss on interest rate swaps, net of tax of $2.5 million	—	—	—	(3.6)	(3.6)

Total comprehensive loss					(11.8)
Adoption of FAS 158	—	—	—	3.2	3.2

Total comprehensive loss					(8.6)

Balance at March 31, 2008	—	243.2	(29.3)	2.9	216.8
Equity adjustment from parent related to AMDS acquisition	—	2.2	—	—	2.2
Adoption of FAS 158	—	—	(0.1)	—	(0.1)
Other comprehensive (loss) income:
Net loss	—	—	(49.9)	—	(49.9)
Foreign currency translation adjustment	—	—	—	(5.3)	(5.3)
Defined benefit pension plan adjustment, net of tax of $0.4 million	—	—	—	1.3	1.3
Unrealized gain on interest rate swaps, net of tax of $0.9 million	—	—	—	1.3	1.3

Total comprehensive loss					(52.6)

Balance at March 31, 2009	$—	$245.4	$(79.3)	$0.2	$166.3

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
OPERATING ACTIVITIES:
Net loss	$(49.9)	$(10.1)	$(8.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	26.4	27.1	24.5
Amortization of intangible assets	13.5	19.7	23.6
Amortization of software development costs	6.7	0.9	—
Amortization of deferred financing costs	3.1	2.8	2.5
Deferred income taxes	(27.1)	(5.9)	(4.2)
Net gain on sale of assets	(0.1)	—	(1.6)
Non-cash restructuring charges	0.2	0.2	1.3
Net loss (gain) on foreign currency transactions	1.0	1.3	(1.7)
Minority interest	2.4	1.9	0.5
Impairment of goodwill	14.4	—	—
Changes in assets and liabilities used in operations, net of effects of acquisitions and divestitures:
Accounts receivable	(13.0)	(2.4)	(3.7)
Inventories	2.0	(5.3)	(5.4)
Other current assets	(1.0)	1.7	(0.6)
Accounts payable, accruals and other current liabilities	19.8	14.3	(0.2)
Income taxes payable	3.0	—	(0.8)
Deferred revenue less deferred costs primarily from long-term AMI electric and gas contracts	62.4	5.1	—
Other	(3.1)	—	2.8

Net cash provided by operating activities	60.7	51.3	29.0

INVESTING ACTIVITIES:
Expenditures for property, plant and equipment	(26.7)	(22.8)	(17.3)
Purchases of intangible assets	(1.2)	(0.3)	(0.4)
Software development costs	(8.8)	(4.7)	(0.6)
AMDS acquisition and subsequent contingent payments	(4.6)	(0.9)	(49.7)
Global Meter acquisition	(1.3)	—	—
Rongtai acquisition	—	—	(0.6)
DuPenn acquisition	—	—	(0.5)
Proceeds from sale of assets	0.2	—	1.8

Net cash used in investing activities	(42.4)	(28.7)	(67.3)

FINANCING ACTIVITIES:
(Decrease) increase in short-term borrowings	(1.0)	1.3	(0.1)
Principal payments on debt	(14.7)	(23.0)	(10.0)
Debt issuance costs	—	—	(0.6)
Equity contributions from Bermuda 1 for AMDS acquisition	—	—	30.4

Net cash (used in) provided by financing activities	(15.7)	(21.7)	19.7
Effect of exchange rate changes on cash	(2.3)	1.8	0.9

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	0.3	2.7	(17.7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$37.6	$34.9	$52.6

CASH AND CASH EQUIVALENTS AT END OF YEAR	$37.9	$37.6	$34.9

SUPPLEMENTAL DISCLOSURES OF CASH FLOW:
Cash paid during the period for:
Interest, net	$36.2	$38.9	$40.6

Income taxes, net of refunds	$3.6	$4.0	$6.2

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Sensus Metering Systems (Bermuda 2) Ltd. (“Bermuda 2”), a wholly owned subsidiary of Sensus Metering Systems (Bermuda 1) Ltd. (“Bermuda 1”), together with its subsidiaries, referred to herein as the Company, is a leading provider of advanced metering and related communications solutions to the worldwide utility industry. The Company is a global manufacturer of water, gas, heat and electric meters including comprehensive metering communications system solutions that include both automatic meter reading (“AMR”) and advanced metering infrastructure (“AMI”) systems. In addition, the Company produces pipe joining and repair products for water and natural gas utilities and is a supplier of precision-manufactured aluminum die castings.

The Company was formed on December 18, 2003 through the acquisition of the metering systems and certain other businesses of Invensys. Prior to the acquisition, the Company had no active business operations. The metering systems businesses operated by Invensys prior to the acquisition are referred to herein as “Invensys Metering Systems.” The acquisition was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of 8 5/8% senior subordinated notes due in 2013 (the “Notes”) and equity contributions from Bermuda 1.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Subsidiaries for which the Company has the ability to exercise control are consolidated. All intercompany transactions and accounts have been eliminated.

Reclassifications

Certain prior year financial statement captions have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Due to various factors affecting future costs and operations, actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid investments with original maturity dates of three months or less are classified as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable

Credit is extended by the Company based upon an evaluation of the customer’s financial position, and collateral generally is not required. The Company provides an allowance for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on historical collection experience, as well as a review by management of the current status of all receivables. For certain customers in high risk countries, the Company may require the customer to obtain a letter of credit. However, in general the Company does not require collateral for the majority of its customers.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost is determined based on standard cost with appropriate adjustments to approximate FIFO cost. Market is determined on the basis of estimated realizable values.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful life of the asset, as follows:

Buildings and improvements	13 to 50 years
Machinery and equipment	3 to 13 years
Computer equipment and software	3 to 5 years

Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repairs and maintenance expenditures are charged to expense as incurred.

Software Development Costs

In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, software development costs are expensed as research and development costs until technological feasibility is established, at which point the costs of producing software products, including coding and testing, are capitalized. Capitalization ceases when the products are available for sale to customers, and amortization begins when the products are ready for general release. Software development costs are amortized using the straight-line method over the estimated economic life of the software. At March 31, 2009 and 2008, gross software development costs were $14.1 million and $5.3 million, respectively, and in fiscal 2009 and 2008, $6.7 million and $0.9 million of related amortization expense was recorded, respectively.

Each quarter, a net realizability test is performed on a product-by-product basis to ensure that the asset value has not been impaired. The unamortized capitalized costs did not exceed the net realizable value as of March 31, 2009, and as such, there was no impairment.

Goodwill and Identifiable Intangible Assets

Intangible assets consist of tradenames, patents, non-competition agreements, developed technology and customer and distributor relationships. Goodwill at March 31, 2009 represents the excess of the purchase price paid by the Company for Invensys Metering Systems, NexusData, Inc. and Advanced Metering Data Systems, L.L.C. (“AMDS”) over the fair value of the net assets acquired (see Note 2). The purchase price allocation for these acquisitions resulted in $394.5 million of goodwill being recorded. The goodwill is attributed to the value placed on the Company being an industry leader with market-leading positions in the North American and European water metering markets, the North American clamps and couplings and the expected synergies resulting primarily from the AMDS acquisition. Patents, trademarks, developed technology, customer and distributor relationships and non-competition agreements are stated at fair value on the date of acquisition as determined by an independent valuation firm. Trademarks are assumed to have indefinite lives and are not amortized. Patents and customer and distributor relationships are being amortized using the straight-line method

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

over 3 to 15 years, and 5 to 25 years, respectively. The developed technology from the AMDS acquisition is being amortized ratably over 12 years. The non-competition agreements are or have been amortized ratably over 4 years, the contractual period of the agreement.

The Company performs annual goodwill and other indefinite lived identifiable intangibles impairment tests based upon an income and market valuation methodology. The performance of the test involves a two-step process. First, if the carrying amount of the reporting unit exceeds the estimated fair value, goodwill impairment may exist, and the second step is then performed. The second step measures the goodwill impairment loss based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill. The Company performed its annual goodwill impairment test during the fourth quarter of fiscal 2009. Due to demand contractions in the automotive market, the Company determined that the goodwill in its precision die casting business unit, included in its All Other segment, was impaired and thus recorded a charge of $14.4 million.

In addition, the Company performed impairment testing of its tradenames as of March 31, 2009, using the same business models as used in its impairment testing for goodwill. To arrive at the fair value for the tradenames, the Company utilized the relief from royalty method for each reporting unit on the basis that a tradename has a fair value equal to the present value of the royalty income attributable to it. The fair values of the tradenames were compared to their carrying values. If the carrying values of the tradenames exceed their fair value an impairment loss would be recognized in an amount equal to that excess. In all instances, the fair values of the future revenues associated with the tradenames exceeded the carrying value, and therefore no impairment was evident.

Impairment of Long-Lived Assets

Long-lived assets held for use are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset, or group of assets, may not be recoverable. If impairment indicators are present these assets are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques.

Deferred Financing Costs

Other long-term assets at March 31, 2009 and 2008 include deferred financing costs of $11.7 million and $14.8 million, net of accumulated amortization of $13.3 million and $10.2 million, respectively. The costs paid to the lender to obtain, re-finance and amend long-term financing are being amortized using the effective interest method over the term of the related debt. Deferred financing costs and the related amortization expense are adjusted when any prepayments of principal are made to or interest rates change on the outstanding debt. Amortization of deferred financing costs is included in interest payments and was $3.1 million, $2.8 million and $2.5 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Restructuring

In accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company’s liability for a cost associated with an exit or disposal activity is recognized and

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measured initially at its fair value in the period in which the liability is incurred, except for certain employee termination benefits that qualify under FASB Statement No. 112 (“FAS 112”), Employers’ Accounting for Postemployment Benefits. Severance and related charges are accrued at the date the restructuring was approved by the Company’s Board of Directors based on an estimate of amounts that will be paid to affected employees in accordance with FAS 112.

Warranty

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the Company’s estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty reserves are reflected within accruals and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using enacted statutory tax rates applicable to future years when the temporary differences are expected to reverse. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has a tax holiday in Algeria and China that provides an income tax benefit of $1.2 million, which will expire in calendar year 2010.

Foreign Currency

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholder’s equity. Foreign currency transaction losses, net are included in other non-operating expense and were $0.4 million, $2.3 million and $0.2 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with the following GAAP:

•	SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”)

•	AICPA Statement of Position No. 97-2, Software Revenue Recognition (“SOP 97-2”)

Under SAB 104, revenues are recognized when a) persuasive evidence of an arrangement exists, b) delivery has occurred or services have been rendered, c) the sales price is fixed or determinable and d) collectability is reasonably assured. The Company has certain sales rebate programs with some customers that periodically require rebate payments. The Company estimates amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns and allowances. These estimates are based upon the Company’s historical experience. The Company records an allowance for sales returns based on the historical relationship between shipments and returns. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with its AMDS acquisition, the Company began to deploy its new advanced, fixed network AMI technology under long-term contracts, generally up to 20 years. These contracts contain multiple elements, including hardware, software, project management and installation services as well as ongoing customer support. Such arrangements are subject to the four revenue recognition criteria identified above, as well as to the guidance in SOP 97-2. Among other things, this guidance requires the allocation of the aggregate contract value to each of the respective elements based on vendor-specific objective evidence (“VSOE”) of fair value and establishes the timing of revenue recognition for each of those elements. VSOE of fair value is the price at which an element of a multiple-element contract is sold on a stand-alone basis, and it is on this basis that the aggregate contract value is allocated to each of the elements in the contract.

If the Company is unable to establish sufficient VSOE of fair value for the undelivered elements of its long-term contracts, such as those with certain AMI electric and gas utility customers, the total consideration received in the arrangement for products delivered and services provided is recognized ratably over the life of the contract, generally 10 to 20 years. The Company has not established VSOE of fair value on these contracts since there is not sufficient history of stand-alone customer support sales. As a result, the Company is currently required to defer recognition of a substantial portion of its revenue primarily from AMI electric and gas utility customers with which it has long-term contracts for the deployment of AMI technology systems.

This accounting for revenue recognition has no effect on cash flow as billings to customers under these long-term AMI electric and gas contracts occur when the network infrastructure and related endpoints are deployed and the associated costs are incurred, generally over the first several years of the contract term.

Deferred Revenue and Deferred Costs

Deferred revenue and associated incremental direct costs result primarily from long-term AMI electric and gas contracts whereby the Company has deployed metering infrastructure, shipped product or performed services, including billing customers for the products and services, but for which all revenue recognition criteria for accounting purposes have not yet been met (see Revenue Recognition above). Deferred revenue and deferred costs are shown separately within total liabilities and total assets, respectively, in the accompanying consolidated balance sheets and are classified as current or long-term based on the period such amounts will be realized. The following represents a reconciliation of the deferred revenue and deferred costs, net of amortization, for the periods presented (in millions):

	March 31, 2009	March 31, 2008
Current deferred revenue related to:
Primarily long-term AMI electric and gas contracts	$18.6	$2.2
Other	0.4	3.2

Total	$19.0	$5.4

Long-term deferred revenue related to:
Primarily long-term AMI electric and gas contracts	$148.2	$29.2
Other	1.6	3.2

Total	$149.8	$32.4

Current deferred costs primarily related to long-term AMI electric and gas contracts	$10.6	$3.1

Long-term deferred costs related to:
Primarily long-term AMI electric and gas contracts	$88.7	$23.2
Other	—	0.1

Total	$88.7	$23.3

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising Costs

Advertising costs are charged to selling, general and administrative expenses as incurred and were $3.7 million, $3.4 million and $2.9 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses as incurred and were $31.0 million, $26.6 million and $24.8 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Stock-Based Compensation

Bermuda 1 maintains a Restricted Share Plan (the “Plan”) that provides for the award of restricted common shares to officers, directors and consultants of the Company. The restricted shares issued pursuant to the Plan are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Plan are subject to restrictions on transfer, repurchase rights and other limitations as set forth in the related management subscription and shareholders’ agreement. As of March 31, 2009, there were 2,000,000 restricted shares of Bermuda 1 authorized and 999,000 shares issued and outstanding. The outstanding restricted shares were purchased for $0.01 of cash consideration. No awards were granted in fiscal 2009 or fiscal 2008.

On April 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment, which requires that the compensation cost related to share-based payment transactions be recognized in the financial statements based on estimated fair values. The Company performed a fair value analysis of its restricted shares as of the grant date and determined that no compensation expense was required to be recorded. For each reporting period, the Company will perform an evaluation of its contingent repurchase rights on an individual employee-by-employee basis. If the Company’s contingent repurchase features become probable, the Company will assess whether liability classification is appropriate.

Prior to April 1, 2006, the Company accounted for share-based payments to employees under the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense related to the Plan was recognized for the years ended March 31, 2009, 2008 and 2007.

On July 19, 2007, the Company’s board of directors approved the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”), as well as a form of Notice of Stock Option Grant and Nonqualified Stock Option Agreement. The Option Plan provides for the issuance of stock options to employees, directors and consultants of the Company and its subsidiaries and affiliates. A total of 1,000,000 shares of Bermuda 1 Class B common stock are available for issuance upon exercise of options granted pursuant to the Option Plan. The options awarded under the Option Plan have a contractual term of 10 years, and are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant, and vesting may accelerate upon the occurrence of certain stated liquidity events. As of March 31, 2009, no stock options were vested.

Concentration of Credit and Workforce

Approximately 8%, 11% and 12% of total net sales for the years ended March 31, 2009, 2008 and 2007, respectively, was with HD Supply Waterworks, Ltd. and its affiliates. Approximately 13% and 3% of total accounts receivable at March 31, 2009 and 2008, respectively, was with Southern Company and its affiliates. The

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

difference related our largest customers pertaining to total net sales and total accounts receivable is a direct result of the application of SOP 97-2 (see this Note 1). This accounting for revenue recognition has no effect on cash flow as billings to customers under these long-term AMI electric and gas contracts occur when the network infrastructure and related endpoints are deployed and the associated costs are incurred, generally over the first several years of the contract term.

Approximately 39% and 57% of the Company’s labor force in the United States and Europe, respectively, is covered by collective bargaining agreements. Sensus Precision Die Casting, Inc., our subsidiary through which we operate our precision die casting product line, has a three-year agreement with the United Automobile Workers that expires on October 11, 2009. As of March 31, 2009, this agreement covers 6% of the Company’s labor force.

Shipping and Handling Costs

The Company classifies costs associated with shipping and handling activities within cost of sales and amounts billed to customers as revenues in the consolidated statements of operations. Shipping and handling costs were $14.3 million, $12.6 million and $10.7 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“FAS 157”). In February 2008, FAS 157 was amended by FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008.

FAS 157 as amended was effective for the Company as of April 1, 2008 for financial assets and financial liabilities and nonfinancial assets and nonfinancial liabilities measured on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value, including consideration of non-performance risk, and expands disclosures about fair value measurements. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

FAS 157 also establishes a fair value hierarchy that categorizes and prioritizes the inputs used to estimate fair value into three levels based upon their observability. Level 1 has the highest priority and level 3 the lowest. If an input is based on bid and ask prices, FAS 157 permits the use of a mid-market pricing convention. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are not directly observable, but that are corroborated by observable market data.

•

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to the extent that observable inputs are not available, allowing for situations in which there is little, if any, market activity for an asset or liability.

FAS 157 affects only the Company’s derivative instruments as disclosed in Note 6 Financial Instruments.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“FAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision about whether to elect the fair value option is applied on an instrument-by-instrument basis, is irrevocable (unless a new election date occurs) and is applied to the entire financial instrument. FAS 159 was effective for the Company on April 1, 2008. The Company did not elect to adopt the fair value option for any financial instruments.

Fair Value of Financial Instruments

The carrying amounts of cash, trade receivables and trade payables approximated fair values as of March 31, 2009 and 2008. The estimated fair value of the Company’s term loans and revolving credit facility borrowings was $143.9 million and $173.2 million at March 31, 2009 and 2008 respectively. The estimated fair value of the Company’s 8.625% senior subordinated notes was approximately $228.3 million and $258.5 million at March 31, 2009 and 2008, respectively, compared to its face value of $275.0 million. The fair value of these notes was determined based upon recent market transactions and dealer indicative pricing.

Recent Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FAS 141R”). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest and the goodwill acquired in the business combination at the acquisition date. FAS 141R also establishes principles and requirements for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for the Company beginning in fiscal 2010. The Company expects FAS 141R to have an impact on the accounting for any future business acquisitions occurring subsequent to the effective date.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“FAS 160”). FAS 160 establishes accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 requires a) the ownership interest in the subsidiary held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity, b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and c) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently. Entities must provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FAS 160 is effective for the Company beginning in fiscal 2010. The Company is currently assessing the impact of FAS 160 on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. FAS 157, as it relates to nonfinancial assets and nonfinancial liabilities, is effective for the Company beginning in fiscal 2010. The Company is currently evaluating the impact FAS 157 will have, as it relates to nonfinancial assets and nonfinancial liabilities, on its consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”), to enhance the disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 161 requires enhanced disclosures about a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for under FAS 133 and c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 also requires cross-referencing within the footnotes to identify important information about derivative instruments. FAS 161 is effective for the Company beginning in fiscal 2010. The Company is currently assessing the impact FAS 161 will have on its consolidated financial statement disclosures.

In December 2008, the FASB issued FASB Staff Position No. 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132R-1”). FSP FAS 132R-1 provides guidance for disclosures about plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures are to provide an understanding of a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, b) the major categories of plan assets, c) the inputs and valuation techniques used to measure the fair value of plan assets, d) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and e) significant concentrations of risk within plan assets. FSP FAS 132R-1 is effective for the Company beginning in fiscal 2010. The Company is currently assessing the impact FSP FAS 132R-1 will have on its consolidated financial statement disclosures.

In April 2009, the FASB issued FASB Staff Position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141R-1”). FSP FAS 141R-1 provides guidance for the recognition, measurement, accounting and disclosure of assets and liabilities arising from certain contingencies in a business combination. FSP FAS 141R-1 is effective for the Company beginning in fiscal 2010. The Company expects FSP FAS 141R-1 to have an impact on the accounting for any future business acquisitions occurring subsequent to the effective date.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosure about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. It also amends APB 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for the Company beginning in fiscal 2010. The Company is currently assessing the impact FSP FAS 107-1 and APB 28-1 will have on its consolidated financial statement disclosures.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. It additionally provides guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for the Company beginning in fiscal 2010. The Company is currently assessing the impact FSP FAS 157-4 will have on its consolidated financial statement disclosures.

2.	ACQUISITIONS

The Company’s acquisition of Invensys Metering Systems was completed pursuant to the terms of a stock purchase agreement dated as of October 21, 2003 between Invensys and certain of its affiliates and Sensus Metering Systems Inc. (“SMS Inc.”). SMS Inc. is a wholly owned subsidiary of Bermuda 2.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price for Invensys Metering Systems of $650.3 million was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of the Notes and equity contributions from Bermuda 1.

During fiscal 2007, the Company adjusted the purchase price allocation associated with the acquisition of Invensys Metering Systems by increasing goodwill $1.7 million primarily to reflect revised net operating loss carryforwards in accordance with FASB Emerging Issues Task Force (“EITF”) Issue No. 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination.

The final allocation of the purchase price resulted in the recognition of $330.9 million of goodwill primarily related to the anticipated future earnings and cash flows of the businesses acquired. The Company allocated $260.1 million to intangible assets, of which $27.3 million were indefinite-lived assets related to tradenames and trademarks and $232.8 million related to finite-lived assets, including patents, distributor and other customer relationships and a non-compete agreement that are being or have been amortized using the straight-line method over 3 to 15 years for patents, 5 to 25 years for distributor and customer relationships, and 4 years for the non-compete agreements.

This above transaction was accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”).

The following describes the Company’s other acquisitions:

Global Metering Systems. On January 22, 2009, the Company acquired certain assets of Global Metering Systems, LLC (“Global Metering”), a manufacturer of gas regulators for the residential utility market. This purchase enabled the Company to expand its product offerings, by adding residential service regulators, and installed customer base. The preliminary purchase price for the net assets of Global Metering was $1.3 million as of March 31, 2009. The assets acquired consisted of inventory of $0.4 million, property, plant and equipment of $0.6 million and customer list of $0.3 million. The acquisition of Global Metering was accounted for in accordance with FAS 141.

AMDS. On July 6, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of AMDS for $62.6 million consisting of $49.8 million in cash and 15,000 vested preference shares issued by Bermuda 1. The Company financed the transaction with equity contributions totaling $30.4 million in cash from Bermuda 1, cash on hand and utilization of the Company’s revolving credit facility. As discussed below, the vested preference shares were subject to mandatory redemption by Bermuda 1 for $15 million at the option of the holder once certain future financial performance targets were achieved.

This purchase provides the Company with core capability to deliver comprehensive AMI technology with robust two-way offerings to the electricity market and powerful one-way solutions for the water and gas markets, which complements the Company’s existing AMR technologies. Prior to the acquisition, the Company had marketed AMDS’ technology to the electric utility and combined utility markets in North America under an exclusive licensing agreement. The Company has finalized the purchase price allocation attributable to the AMDS acquisition, subject to the payment of any additional future consideration to AMDS discussed below. As of March 31, 2009, $69.0 million of goodwill, of which $55.5 million is expected to be deductible for tax purposes, was allocated to this acquisition.

During the fourth quarter of fiscal 2008, the first performance threshold was achieved related to 50% of the vested preference shares. Accordingly, 7,500 vested preference shares were released from restrictions. In the first quarter of fiscal 2009, AMDS opted to have the 7,500 unrestricted shares redeemed for $7.5 million in cash. As required by the AMDS purchase agreement, the $7.5 million was funded by Bermuda 1 during the second quarter of fiscal 2009, and thus the Company’s cash position was not impacted.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the third quarter of 2009, the second performance threshold was achieved related to the second 50% of the vested preference shares. Accordingly, the remaining 7,500 vested preference shares were released from restrictions, and AMDS opted to have the 7,500 unrestricted shares redeemed for $7.5 million in cash. As required by the AMDS purchase agreement, the $7.5 million was funded by Bermuda 1 during the third quarter of fiscal 2009, and thus the Company’s cash position was not impacted.

The Company is also required to make additional future cash payments to AMDS based on certain financial performance measures of the acquired business through March 2011. Related to the performance of the acquired business, the Company accrued $21.5 million for fiscal 2009 and $24.3 million cumulatively, net of $5.5 million paid in accordance with the purchase agreement ($0.9 million in fiscal 2008 and $4.6 million in fiscal 2009). In the accompanying consolidated balance sheet as of March 31, 2009, $13.6 million is classified as accruals and other current liabilities and $10.7 million is classified as other long-term liabilities. The offset to these gross accrued amounts reflects additional purchase price and is classified as goodwill.

In addition, on the date of acquisition, Bermuda 1 issued 15,000 unvested preference shares to AMDS, which are subject to vesting based on the performance of the acquired business over a five-year period following closing. The redemption value of the unvested preference shares is $15 million if the specified performance thresholds are achieved over the relevant period. As of March 31, 2009, none of these preference shares has become vested. Bermuda 1 is legally obligated to satisfy any future redemption requirements of the unvested preference shares. As a result, the Company will not be obligated to provide cash for any future redemption requirements related to the AMDS acquisition.

In accordance with FASB EITF Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the cumulative accrued amounts to be paid in cash, any additional future cash consideration and the fair value of the unvested preference shares represent additional purchase price and will increase the amount of recorded goodwill when the contingencies are resolved. The AMDS acquisition was accounted for in accordance with FAS 141, and the operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

3.	INTANGIBLE ASSETS

Intangible assets are summarized as follows (in millions):

	March 31, 2009		March 31, 2008
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets not subject to amortization:
Goodwill	$394.5	$—	$377.6	$—
Tradenames (indefinite lived)	27.1	—	27.3	—

	421.6	—	404.9	—
Intangible assets subject to amortization:
Distributor and marketing relationships	193.8	(58.5)	192.3	(47.9)
Developed technology	26.0	(5.8)	26.0	(3.8)
Non-competition agreements	30.5	(30.3)	30.5	(30.3)
Patents	15.8	(11.5)	16.5	(11.4)
Tradenames (definite lived)	0.2	—	—	—

	266.3	(106.1)	265.3	(93.4)

Total intangible assets	$687.9	$(106.1)	$670.2	$(93.4)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following presents the estimated amortization expense (in millions) for intangible assets for each of the next five fiscal years:

Years Ended March 31,
2010	$11.4
2011	11.2
2012	10.5
2013	10.3
2014	10.3

The following summarizes the weighted-average amortization periods in years for intangible assets subject to amortization as of March 31, 2009:

Distributor and marketing relationships	21.3
Developed technology	12.0
Non-competition agreements	4.0
Patents	6.9
Tradenames (definite lived)	2.0
All intangible assets	17.5

The following represents a reconciliation of the changes in goodwill (in millions) for the periods presented:

Goodwill at March 31, 2007	$370.2
AMDS acquisition-related adjustments	7.3
Foreign currency translation adjustment	0.1

Goodwill at March 31, 2008	$377.6
AMDS acquisition-related adjustments	31.4
PDC impairment	(14.4)
Foreign currency translation adjustment	(0.1)

Goodwill at March 31, 2009	$394.5

The Company performed its annual goodwill impairment test during the fourth quarter of fiscal 2009. Due to demand contractions in the automotive market, the Company determined that the goodwill in its precision die casting business unit was impaired and thus recorded a charge of $14.4 million. This impairment charge is reflected as a separate line item within operating expense in the consolidated statement of operations and in the consolidated statement of cash flows.

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows (in millions):

	March 31, 2009	March 31, 2008
Land, buildings and improvements	$51.1	$54.9
Machinery and equipment	179.8	173.2
Construction in progress	8.7	6.1

Total property, plant and equipment	239.6	234.2
Less accumulated depreciation	(108.1)	(95.8)

Property, plant and equipment, net	$131.5	$138.4

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	INVENTORIES

Inventories consist of the following (in millions):

	March 31, 2009	March 31, 2008
Raw materials, parts and supplies	$36.8	$36.6
Work in process	11.3	13.5
Finished goods	20.0	24.5
Allowance for shrink and obsolescence	(1.7)	(2.3)

Inventories, net	$66.4	$72.3

6.	FINANCIAL INSTRUMENTS

The Company utilizes derivative instruments, specifically forward contracts and interest rate swap agreements, to manage its exposure to market risks such as foreign currency exchange and interest rate risks. The Company records derivative instruments as assets or liabilities on the consolidated balance sheet, measured at fair value.

As of March 31, 2009, the Company had one foreign currency forward contracts outstanding, with an expiration date of April 16, 2009, to sell approximately $2.7 million, by buying 2.0 million EUR. Such contracts are arranged to manage the exposure to foreign currency risks related primarily to certain intercompany receivable and payable balances denominated in those currencies and substantially offset exchange losses and gains on underlying exposures. Gains and losses on these contracts, as well as gains and losses on the items being hedged, are included as a component of other non-operating income (expense) in the Company’s consolidated statements of operations. The Company does not utilize hedge accounting treatment for its forward contracts. The Company recorded net losses of $0.7 million, $1.2 million and $1.9 million for fiscal 2009, 2008 and 2007, respectively, on the foreign currency forward contracts, which included $0.5 million in fiscal 2009 and $1.6 million of realized losses upon settlement of certain contracts in each of fiscal 2008 and 2009.

The Company utilizes interest rate swap agreements to mitigate its exposure to fluctuations in interest rates on variable-rate debt. The Company has entered into various interest rate swap agreements in which it receives periodic variable interest payments at the three-month LIBOR and makes periodic payments at specified fixed rates.

The following table describes the terms of the Company’s interest rate swap agreements as in effect on March 31, 2009:

Trade Dates	Effective Dates	Maturity Dates	Notional Amounts (in millions)	Pay Fixed Rates	Receive Three-Month LIBOR as of March 31, 2009
December 9, 2005	January 20, 2006	September 30, 2010	$50.0	4.927%	1.1425%
March 24, 2006	August 22, 2006	June 30, 2010	50.0	5.121%	1.25063%
November 21, 2007	November 27, 2007	November 27, 2009	20.0	4.034%	1.25625%

Total			$120.0

These interest rate swaps have been designated as cash flow hedges, and changes in the Company’s cash flows attributable to the risk being hedged are expected to be offset by the hedging derivatives. To the extent the

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

swaps provide an effective hedge for accounting purposes, changes in the fair value of the interest rate swaps are reflected in other comprehensive income (loss), net of tax. Any ineffectiveness related to the interest rate swaps will be recorded through earnings in interest expense.

On October 20, 2008, the Company discontinued its hedging relationship on the pay fixed 4.927% receive variable interest rate swap. At that time, accumulated other comprehensive loss associated with this swap was $2.0 million before tax. This amount is being amortized to earnings on a straight-line basis through September 30, 2010. Amortization of $0.6 million (net of tax of $0.4 million) is anticipated in fiscal 2010. As of March 31, 2009, the fair value of the swap declined by an additional $0.8 million. For fiscal 2009, a loss of $0.8 million was recorded for changes in fair value of the discontinued hedge subsequent to October 20, 2008.

For fiscal 2009, other comprehensive gain of $1.0 million (net of tax of $0.7 million) related solely to changes in fair value, and other comprehensive gain of $0.3 million (net of tax of $0.2 million) resulted from amortization associated with the discontinued hedge. Other comprehensive loss of $3.6 million (net of tax of $2.5 million) and $.06 million (net of tax of $0.5 million) for fiscal 2008 and 2007, respectively, related solely to changes in fair value of the swaps.

Our derivative instruments are valued using modeling techniques that incorporate level 2 observable inputs as defined by FAS 157. Key inputs include interest rate yield curves, foreign exchange rates, spot prices and volatility. The following table presents the fair value measurements of our derivatives and their associated fair value hierarchy level as of March 31, 2009 (in millions):

		Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest rate swaps	$5.6	$—	$5.6	$—

As of March 31, 2009, interest rate swaps are classified within other long-term liabilities on the Company’s consolidated balance sheet.

7.	RESTRUCTURING COSTS

For the year ended March 31, 2009, the Company incurred restructuring costs of $9.9 million, primarily related to the rationalization of its water and heat meter product lines across Europe, the Middle East/Africa and South America and an early retirement program in Germany. On September 18, 2008, Sensus Metering Systems GmbH, Ludwigshafen, a subsidiary of the Company, reached an understanding with its German works council on the general terms of a restructuring of the Ludwigshafen operations. The restructuring is part of a plan adopted by the Company to improve the competitiveness of its German operations. The restructuring is expected to include the closure of certain production lines at the facility and a reduction of approximately 170 employees. As a result of this reduction of employees, the Company expects to record total charges of approximately $20 million of severance and related payroll costs. The Company currently expects that these restructuring measures will be concluded by December 31, 2010. During the current fiscal year, under this plan the Company accrued

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$5.6 million for the reduction of approximately 57 employees. Costs of $2.9 million were incurred primarily for existing German restructuring programs (as described below) and $1.4 million for other restructuring programs throughout the fiscal year.

For the year ended March 31, 2008, the Company incurred restructuring costs of $7.0 million, primarily related to the Company’s efforts to create a Global Water Metering organization headquartered in Europe and to continue its activities to rationalize its water meter product lines across Europe, the Middle East/Africa and South America. These costs are attributable to the Company’s focus on improving returns in its core water metering businesses by rationalizing manufacturing capacity and related administrative overheads. These restructuring activities affected both direct and indirect headcount and resulted in a net reduction of 30 employees across Europe and South America. Specific initiatives included the discontinuation of selected product lines in Germany and North Africa, outsourcing of certain product lines, the reorganization of the Western Europe sales organization, rationalization of administrative support for the new Global Water organization and the elimination of certain dormant legal entities in the U.K. A significant portion of the costs recognized in fiscal 2008 relate to an early retirement program in Germany, which continued through fiscal 2009.

For the year ended March 31, 2007, the Company incurred restructuring costs of $8.5 million. After the acquisition of AMDS, the Company re-evaluated its management structure and product line to best incorporate the acquired value of AMDS. Consequently, the Company embarked upon a major reorganization of the metering business structure to better align with its utility customers. Additionally, the Company has de-emphasized some of its AMR product lines in favor of the new AMI technology. This initiative resulted in severance and other related costs of $1.0 million (reduction of 21 employees) and a non-cash inventory write-down of $1.0 million. Further alignment of the acquired Rongtai assets resulted in an additional impairment of $0.3 million of non-cash restructuring costs. The remaining $6.2 million of restructuring costs incurred during fiscal 2007 resulted from the Company’s activities to rationalize its water meter product lines across Europe, the Middle East and Africa. These costs are attributable to the Company’s focus on improving returns in core businesses by rationalizing manufacturing capacity and related administrative overheads. These activities affected both direct and indirect headcount and resulted in a net reduction of 36 employees, in the Company’s German water meter production facilities.

The following reflects activity associated with costs related to the Company’s restructuring initiatives (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Employee severance and exit costs:
Accrued	$8.2	$5.1	$6.3
Expensed as incurred	1.5	1.5	0.9
Impairment of long-lived assets	0.2	—	0.3
Inventory write-down	—	0.3	1.0
Legal costs expensed as incurred	—	0.1	—

Total	$9.9	$7.0	$8.5

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in restructuring accruals are summarized as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008
Balance at beginning of year	$7.6	$6.5
Cash payments	(5.9)	(4.5)
Write-off of accrued inventory charges	—	(0.3)
Accrual of new committed/announced programs	8.2	5.1
Foreign currency translation adjustment	(0.8)	0.8

Balance at end of year	$9.1	$7.6

Current portion	$7.3	$5.2
Non-current portion	1.8	2.4

Total	$9.1	$7.6

Restructuring accruals are reflected within current liabilities and other long-term liabilities in the accompanying consolidated balance sheets. As of March 31, 2009, restricted cash of $3.4 million, comprising $1.1 million classified as other long-term assets and $2.3 million classified as prepayments and other current assets in the accompanying consolidated balance sheet, was earmarked to fund the Company’s early retirement contracts for certain of its German employees.

8.	DEBT

On December 17, 2003, the Company entered into a term loan credit agreement (the “Credit Agreement”) with Credit Suisse (formerly known as Credit Suisse First Boston) under which the Company has outstanding Term B-1 loans at March 31, 2009 of $159.0 million. Interest on borrowings under the Credit Agreement accrues at adjusted LIBOR or the Alternate Base Rate, as defined in the Credit Agreement, plus an applicable margin. The margin on rates linked to LIBOR is 2% and the margin on rates linked to the Alternate Base Rate is 1%. The weighted-average interest rate for these loans including the effect of the interest rate swaps was approximately 5.6% and 6.9% at March 31, 2009 and 2008. The term loans require quarterly payments of principal and interest, and the facility matures on December 17, 2010.

The Company has a $70.0 million revolving credit facility in connection with the term loan facility with an interest rate of adjusted LIBOR plus 2%, or the Alternate Base Rate plus 1% (exclusive in each case of a 0.5% facility fee) at March 31, 2009. At March 31, 2009 the Company had no revolving loans outstanding under the revolving credit facility; however, $13.7 million of the facility was utilized in connection with outstanding letters of credit at March 31, 2009. Letter of credit fees are based on 2.125% of the outstanding letters of credit balance and totaled $0.2 million in fiscal 2009. This facility expires on December 17, 2009.

The Credit Agreement, as amended, contains certain terms, covenants, conditions and financial ratio requirements that impose substantial limitations on the Company. The Company was in compliance with all covenants at March 31, 2009. The Credit Agreement is guaranteed by the Company’s wholly owned U.S. domestic subsidiaries and is secured by substantially all of their real and personal property. The Company is required under the Credit Agreement to make mandatory prepayments of its loan facilities, subject to certain exceptions, out of, among other things a) net cash proceeds received from the sales of certain assets; b) the issuance of indebtedness for money borrowed; and c) a percentage of the Company’s excess cash flow, as defined.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2009, SMS Inc. had $275.0 million of 8.625% senior subordinated notes outstanding, which mature on December 15, 2013. Interest is payable semi-annually on June 15 and December 15. The Notes are unsecured obligations of Sensus Metering Systems Inc. and are guaranteed on a senior subordinated basis by the Company and, subject to certain limited exceptions, the Company’s U.S. subsidiaries.

The Company’s total indebtedness outstanding consists of the following (in millions):

	March 31, 2009	March 31, 2008
Current portion of U.S. term loan facility	$38.5	$0.1
Short-term borrowings—Rongtai	4.9	5.8

Total current portion of long-term debt and short-term borrowings	43.4	5.9
Long-term loan from Rongtai joint venture partner	—	0.5
U.S. term loan facility	120.5	162.0
European term loan facility	—	11.1
Senior subordinated notes	275.0	275.0

Total long-term debt	395.5	448.6

Total debt	$438.9	$454.5

The following represents the scheduled maturities of long-term debt for the fiscal years ended March 31 (in millions):

2010	$38.5
2011	120.5
2012	—
2013	—
2014	275.0
Thereafter	—

Total long-term debt	$434.0

9.	WARRANTY OBLIGATIONS

Changes in product warranty reserves are summarized as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008
Balance at beginning of year	$10.7	$8.8
Warranty provision	12.5	9.2
Settlements made	(11.0)	(7.7)
Foreign currency translation adjustment	(0.5)	0.4

Balance at end of year	$11.7	$10.7

Current portion	$8.7	$7.7
Non-current portion	3.0	3.0

Total	$11.7	$10.7

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.	ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities are summarized as follows (in millions):

	March 31,
	2009	2008
Accrued employee related and payroll costs	$28.6	$28.0
Interest payable	7.9	8.4
Customer support accruals	9.6	7.8
Accrued other taxes payable	5.0	5.9
Warranty obligations	8.7	7.7
Accrued AMDS contingent payments (Note 2)	13.6	4.6
Other	7.3	5.4

Accruals and other current liabilities	$80.7	$67.8

11.	RETIREMENT BENEFITS

The Company has defined benefit plans in Germany and the United States. Pension benefits in Germany for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The U.S. defined benefit plan consists of only unionized hourly employees. The Company’s policy is to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

German Pension Plan

The following table reflects the benefit obligation and net liability information for participants in the German pension plan (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$54.3	$48.1
Service cost	0.7	0.8
Interest cost	2.8	2.4
Amendments	0.3	0.2
Actuarial gain	(2.2)	(3.8)
Benefits paid	(2.6)	(2.3)
Foreign currency translation adjustment	(8.8)	8.9

Benefit obligation at end of year	$44.5	$54.3
Liability on balance sheet consists of:
Current pension liability	$2.5	$2.8
Long-term pension liability	42.0	51.5

Liability on balance sheet	$44.5	$54.3

Amounts recognized in accumulated other comprehensive loss:
Actuarial gain	$2.9	$(0.3)
Unrecognized prior service cost	(2.9)	2.9

Net amount recognized	$—	$2.6

Weighted-average assumptions used to determine benefit obligations as of measurement date:
Discount rate	6.25%	5.50%
Rate of compensation increase	2.25%	2.00%

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of net periodic benefit cost for the German pension plan (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Service cost	$0.7	$0.8	$0.9
Interest cost	2.8	2.4	2.0
Amortization of prior service cost	0.4	0.3	0.2
Recognized net actuarial loss	—	—	0.2

Net periodic benefit cost	$3.9	$3.5	$3.3

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	4.75%	4.25%
Compensation increase rate	2.00%	1.50%	1.50%

The Company expects to pay benefits under its German pension benefit plan of $2.5 million in fiscal 2010, $2.6 million in fiscal 2011, $2.7 million in fiscal 2012 and 2013, and $15.0 million collectively for the five years thereafter.

U.S. Pension Plan

The following table provides a reconciliation of projected benefit obligation, plan assets and funded status for the U.S. pension plan (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$4.5	$3.3
Service cost	1.3	1.1
Interest cost	0.3	0.2
Actuarial gain	(0.8)	(0.1)
Benefits paid	(0.1)	(0.1)
Plan amendments	0.2	0.1

Benefit obligation at end of year	$5.4	$4.5

Change in plan assets and funded status:
Fair value of plan assets at beginning of year	$3.5	$2.5
Actual return on plan assets	(1.3)	0.1
Employer contributions	0.9	1.0
Benefits paid	(0.1)	(0.1)

Fair value of plan assets at end of year	3.0	3.5

Underfunded status at end of year	$2.4	$1.0

Long-term pension liability on balance sheet	$2.4	$1.0

Amounts recognized in accumulated other comprehensive loss:
Actuarial loss	$1.4	$0.5
Unrecognized prior service cost	0.3	0.1

Total amount recognized	$1.7	$0.6

Weighted-average assumptions used to determine benefit obligations as of measurement date:
Discount rate	7.25%	6.00%

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of net periodic pension cost for the U.S. pension plan (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Service cost	$1.3	$1.1	$1.1
Interest cost	0.3	0.2	0.1
Expected return on plan assets	(0.3)	(0.2)	(0.1)

Net periodic benefit cost	$1.3	$1.1	$1.1

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	6.00%	5.75%	5.75%
Expected rate of return on plan assets	7.75%	7.75%	7.75%

The investment strategy is to build an efficient, well-diversified portfolio based on a long-term strategic outlook of the investment markets. The investment markets outlook utilizes both historical-based and forward-looking return forecasts to establish future return expectations for various asset classes. These return expectations are used to develop a core asset allocation based on the specific needs of the plan. The core asset allocation utilizes multiple investment managers to maximize the plan’s return while minimizing risk.

The following table provides the Company’s weighted-average target asset allocation:

2009
Equity securities	49%
Debt securities	44%
Real estate	7%

Total	100%

The Company’s U.S. pension plan assets by category at March 31 are as follows:

	Year Ended March 31, 2009	Year Ended March 31, 2008
Equity securities	46%	51%
Debt securities	48%	42%
Real estate	6%	7%

Total	100%	100%

The assumed rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and alternative investments. In determining the expected return on plan assets, the Company considers long-term rates of return on the asset classes (historically and forecasted) in which the Company expects the pension funds to be invested.

The Company expects to continue to make contributions sufficient to fund benefits paid under its U.S. pension plan. Such contributions are anticipated to approximate $1.0 million during fiscal 2010. The Company expects to pay benefits under the plan of $0.1 million in fiscal 2010, $0.2 million in fiscal 2011 and 2012, $0.3 million in fiscal 2013 and 2014, and $3.0 million collectively for the five years thereafter.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adoption of FAS 158

In September 2006, the FASB issued FAS 158, which requires the Company to fully recognize and disclose as an asset or liability the overfunded or underfunded status of its defined benefit plans in the financial statements as of the end of fiscal year 2008. The adoption of FAS 158 for the German pension plan resulted in decreases of $2.9 million of intangible assets and $5.8 million of additional minimum pension liability (including $0.6 million of foreign currency impact), and the $2.9 million offset was recorded as accumulated other comprehensive income. The deferred tax asset relating to the accumulated other comprehensive loss at March 31, 2008 was $0.8 million, for which a valuation allowance was fully provided since it is more likely than not that all of the deferred tax asset will not be realized

The adoption of FAS 158 for the U.S. pension plan resulted in a reduction of additional minimum pension liability of $0.3 million and a corresponding increase in accumulated other comprehensive income in fiscal 2008.

The following table illustrates the incremental effect of applying FAS 158 on individual line items in the accompanying consolidated balance sheet for both the German and U.S. pension plans (in millions) in fiscal 2008:

	Before Application of FAS 158	Adjustments related to German pension plan	Adjustments related to U.S. pension plan	After Application of FAS 158
Intangible assets	$202.1	$(2.9)	$—	$199.2
Total assets	1,022.2	(2.9)	—	1,019.3
Net liability for pension benefits	58.6	(5.8)	(0.3)	52.5
Total liabilities	808.1	(5.8)	(0.3)	802.0
Accumulated other comprehensive income	0.2	2.9	0.3	3.4
Total stockholder’s equity	213.6	2.9	0.3	216.8

The Company adopted FAS 158 with regards to the measurement date as of April 1, 2008 for its U.S. pension plan. This adoption requires the Company to change its measurement date for the U.S. pension plan to March 31 from January 1. As a result of this adoption, the Company recognized a cumulative-effect adjustment to retained earnings of $0.1 million (net of tax of $0.1 million) required by FAS 158, which increased the accumulated deficit at April 1, 2008. The Company’s German pension plan already had a measurement date of March 31 and thus no adjustment was necessary.

Defined-Contribution Savings Plans

The Company sponsors certain defined-contribution savings plans for eligible employees. The Company contributed $0.50 for every $1.00 of employee contributions up to a maximum of 4% of the employees’ pensionable earnings. Further, in fiscal 2009, 2008 and 2007, the Company contributed 4.2% of all eligible employees’ pensionable earnings to their 401(k) account for each respective calendar year. Pensionable earnings consist of base salary, including overtime and performance-based incentive compensation. Total expense related to these plans was $4.3 million, $3.7 million and $3.4 million for the years ended March 31, 2009, 2008 and 2007, respectively.

12.	OPERATING LEASES

The Company leases certain offices, warehouses, manufacturing facilities, automobiles, and equipment. Generally, these leases carry renewal provisions. Rent expense for operating leases was $3.9 million, $3.0 million, and $2.9 million for the years ended March 31, 2009, 2008 and 2007, respectively.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments, by year and in the aggregate, under operating leases consist of the following at March 31, 2009 (in millions):

Year Ending March 31,
2010	$4.5
2011	4.1
2012	3.0
2013	2.2
2014	2.0
Thereafter	2.2

Total	$18.0

13.	INCOME TAXES

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008
Gross unrecognized tax benefits at beginning of year	$2.8	$2.2
Increases to tax positions of current year	0.4	0.6
Increases to tax positions of prior years	0.1	—
Decreases due to lapse of applicable statute of limitations	(0.3)	—
Decreases related to settlements with taxing authorities	(0.2)	—

Gross unrecognized tax benefits at end of year	$2.8	$2.8

The Company had $3.1 million of net unrecognized tax benefits as of March 31, 2009, including interest and penalties, $2.6 million of which is reflected in other long-term liabilities on the accompanying consolidated balance sheet. The total amount of net unrecognized tax benefits that, if recognized in a future period, would affect the effective tax rate was $3.1 million as of March 31, 2009.

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. As of March 31, 2009 and March 31, 2008, the Company accrued $0.7 million in other long-term liabilities for interest and penalties.

As of March 31, 2009, the Company is subject to U.S. federal, state, and local income tax examination for fiscal years ending March 31, 2006 through 2009. The Company is also subject to non-U.S. income tax examinations for the same period, as well as March 31, 2005. Presently, the Company is under audit in one U.S. state. During the current fiscal year, the Internal Revenue Service (“IRS”) closed an audit of the March 31, 2005 U.S. Consolidated Federal Income Tax Return. No adjustments to income tax were proposed by the IRS. Due to the expiration of foreign, federal and state statutes of limitations, it is reasonably possible that the Company’s net unrecognized tax benefits may change within the next 12 months by up to $0.5 million.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the income tax (benefit) provision are as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
Current:
United States	$3.7	$0.2	$2.9
Non-U.S.	2.3	2.6	1.4
State and local	1.2	0.5	0.9

Total current	7.2	3.3	5.2

Deferred:
United States	(23.2)	(5.7)	(5.3)
Non-U.S.	(0.1)	0.3	2.6
State and local	(3.8)	(0.5)	(1.5)

Total deferred	(27.1)	(5.9)	(4.2)

Income tax (benefit) provision	$(19.9)	$(2.6)	$1.0

The (benefit) provision for income taxes was calculated based upon the following components of (loss) income before income taxes (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
United States	$(68.6)	$(17.2)	$(5.9)
Non-U.S.	1.2	6.4	(0.7)

Loss before income taxes	$(67.4)	$(10.8)	$(6.6)

The relationship of non-U.S. income tax expense to non-U.S. income before income taxes is attributable to operating losses being incurred on which income tax carryforward benefits have been fully reserved as of March 31, 2009 and 2008. The losses in these taxing jurisdictions exceeded income in other non-U.S. jurisdictions in the years ended March 31, 2009, 2008 and 2007.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31, 2009	March 31, 2008
Deferred tax assets:
Net operating loss carryforwards:
Non-U.S.	$77.1	$72.9
Federal and state	1.2	4.8
Warranty reserves	3.5	3.0
Other reserves	0.2	0.3
Deferred revenue, net of deferred costs	26.5	2.7
Tax credits	4.2	3.6
Other	7.0	6.2

Subtotal	119.7	93.5

Valuation allowance	(73.7)	(71.1)

Total deferred tax assets	$46.0	$22.4

Deferred tax liabilities:
Intangible assets	$61.7	$57.8
Property, plant and equipment	11.5	12.2
Software development costs	2.5	1.8
Other	0.7	0.1

Total deferred tax liabilities	76.4	71.9

Net deferred tax liabilities	$30.4	$49.5

These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

A valuation allowance is established for any portion of a deferred tax asset that management believes may not be realized. A valuation allowance was recorded at March 31, 2009, 2008 and 2007 for deferred tax assets related to foreign net operating loss carryforwards, and at March 31, 2009 and March 31, 2005 for state net operating loss carryforwards for which utilization is uncertain. Valuation allowances related to purchase accounting adjustments, which offset goodwill, totaled $53.3 million at the date of the acquisition of Invensys Metering Systems and has not changed since that date. Any changes to such valuation allowances will be recorded as an adjustment to goodwill.

At March 31, 2009, the Company had state tax net operating loss carryforwards of $40.2 million, which will begin to expire after the year ending March 31, 2009. At March 31, 2009, the Company had non-United States tax loss carryforwards of $213.8 million, which will begin expiring after December 31, 2010.

The Company had alternative minimum tax credit carryforwards of $2.8 million at March 31, 2009, which are available for use indefinitely. Also, the Company had research and development tax credit carryforwards of $1.9 million at March 31, 2009 that will begin to expire after the year ending March 31, 2027.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of the Company’s U.S. federal statutory rate to its effective tax rate:

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State and local income tax expense, net of federal benefit	4.4	1.0	13.6
Statutory tax rate difference between the U.S. and foreign locations	3.5	11.3	(10.0)
Foreign net operating losses for which the benefit was not provided	(6.3)	(18.2)	(57.8)
Goodwill impairment (Note 3)	(7.5)	—	—
Repatriation of non-U.S. earnings	(0.5)	(6.4)	—
U.S tax credits	1.4	5.0	—
Other	(0.5)	(3.6)	4.0

Effective income tax rate	29.5%	24.1%	(15.2)%

14.	STOCK-BASED COMPENSATION

Bermuda 1 maintains a Restricted Share Plan (the “Plan”) that provides for the award of restricted common shares to officers, directors and consultants of the Company. The restricted shares issued pursuant to the Plan are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Plan are subject to restrictions on transfer, repurchase rights and other limitations as set forth in the related management subscription and shareholders’ agreement. As of March 31, 2009, there were 2,000,000 restricted shares of Bermuda 1 authorized and 999,000 shares issued and outstanding. The outstanding restricted shares were purchased for $0.01 of cash consideration. No awards were granted in fiscal 2009 or fiscal 2008.

On April 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment, which requires that the compensation cost related to share-based payment transactions be recognized in the financial statements based on estimated fair values. The Company performed a fair value analysis of its restricted shares as of the grant date and determined that no compensation expense was required to be recorded. For each reporting period, the Company will perform an evaluation of its contingent repurchase rights on an individual employee-by-employee basis. If the Company’s contingent repurchase features become probable, the Company will assess whether liability classification is appropriate.

Prior to April 1, 2006, the Company accounted for share-based payments to employees under the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense related to the Plan was recognized for the years ended March 31, 2009, 2008 and 2007.

On July 19, 2007, the Company’s board of directors approved the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”), as well as a form of Notice of Stock Option Grant and Nonqualified Stock Option Agreement. The Option Plan provides for the issuance of stock options to employees, directors and consultants of the Company and its subsidiaries and affiliates. A total of 1,000,000 shares of Bermuda 1 Class B common stock are available for issuance upon exercise of options granted pursuant to the Option Plan. The options awarded under the Option Plan have a contractual term of 10 years, and are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant, and vesting may accelerate upon the occurrence of certain stated liquidity events. As of March 31, 2009, no stock options were vested.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. Because the Company is non-public, and does not have a history of issuing stock options, the expected volatility and expected term variables used in the Black-Scholes model were based upon analysis of similar public companies. Expected volatility was based upon historical volatility of similar public companies’ stock prices. Since expected volatility is a measure of both historical and implied volatility, as a point of reference, we then compared this calculated amount to similar public companies’ disclosed expected volatilities for reasonableness. Expected term was developed giving consideration to vesting terms, contractual life and review of disclosure of similar public companies. Given that we are non-public, without a history of granting stock options, we believe this approach provides a reasonable estimate of expected volatility and expected term. The risk-free interest rate was based upon the U.S. Treasury note stripped principal rate corresponding to our estimate of expected term. Expected dividends were $0, as the Company does not anticipate offering dividends on the shares underlying the options.

The following table summarizes each of these variables for fiscal 2009 and 2008:

	2009	2008
Expected volatility	37.7% - 45.5%	37.6% - 38.0%
Expected term (in years)	5	5
Risk-free rate	1.6% - 3.5%	2.6% - 3.5%
Expected dividends	—	—

A summary of option activity during fiscal 2009 and 2008 is presented in the table below:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at March 31, 2007	—	—	—
Granted	360	$5.50	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding at March 31, 2008	360	$5.50	9.40

Granted	660	$5.92	—
Exercised	—	—	—
Forfeited	(78)	5.55

Outstanding at March 31, 2009	942	$5.79	9.21

The compensation committee of the Company’s board of directors (the “Compensation Committee”) selects the exercise price. For grants in fiscal 2009, exercise prices were $6.00 and $5.50. For grants in fiscal 2008, the exercise price was $5.50. Stock compensation expense recognized in fiscal 2009 and 2008 was immaterial. Unrecognized stock compensation expense as of March 31, 2009 is $0.3 million, which is expected to be recognized over a weighted-average period of approximately 4.2 years.

Bermuda 1 common shares awarded under the Restricted Share Plan and the Option Plan are generally subject to restrictions on transfer, repurchase rights and other limitations as set forth in the related management subscription and shareholders’ agreement. The options to acquire common shares awarded under the Option Plan have exercise prices that are determined by the Compensation Committee at the time of grant.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	GUARANTOR SUBSIDIARIES

The following tables present the condensed consolidating audited balance sheets at March 31, 2009 and 2008 and condensed consolidating audited statements of operations and cash flows for the years ended March 31, 2009, 2008 and 2007 for a) Bermuda 2 (referred to as Parent), b) SMS Inc., the issuer of the Notes (referred to as Issuer), c) on a combined basis, the subsidiaries of Bermuda 2 that are guaranteeing the Notes (referred to as Guarantor Subsidiaries) and d) on a combined basis, the subsidiaries of Bermuda 2 that are not guaranteeing the Notes (referred to as Non-Guarantor Subsidiaries). Separate financial statements for the Issuer and the Guarantor Subsidiaries are not presented because SMS Inc. and the Guarantor Subsidiaries are 100% owned by Bermuda 2, the guarantees are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures are not material to investors.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2009

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$14.1	$—	$23.8	$—	$37.9
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	59.5	10.2	43.1	—	112.8
From affiliates	(1.0)	34.6	1.9	(35.5)	—	—
Other	—	—	1.3	1.6	—	2.9
Inventories, net	—	27.2	12.5	26.7	—	66.4
Prepayments and other current assets	—	3.3	0.4	8.1	—	11.8
Deferred income taxes	—	4.6	1.9	—	—	6.5
Deferred costs	—	10.6	—	—	—	10.6

Total current assets	(1.0)	153.9	28.2	67.8	—	248.9

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	43.8	25.2	62.5	—	131.5
Intangible assets, net	—	144.7	8.0	34.6	—	187.3
Goodwill	—	326.5	40.6	27.4	—	394.5
Investment in subsidiaries	629.2	184.0	—	—	(813.2)	—
Deferred income taxes	—	2.2	37.3	—	—	39.5
Deferred costs	—	88.7	—	—	—	88.7
Other long-term assets	0.4	19.4	(0.1)	2.2	—	21.9

Total assets	$628.6	$1,396.4	$139.2	$223.6	$(1,275.5)	$1,112.3

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$52.9	$6.1	$28.1	$—	$87.1
Accruals and other current liabilities	—	48.7	3.5	28.5	—	80.7
Current portion of long-term debt	—	38.5	—	—	—	38.5
Short-term borrowings	—	—	—	4.9	—	4.9
Income taxes payable	—	9.3	(7.1)	0.7	—	2.9
Restructuring accruals	—	—	—	7.3	—	7.3
Deferred revenue	—	18.8	—	0.2	—	19.0

Total current liabilities	—	168.2	2.5	69.7	—	240.4

Notes payable to affiliates	462.3	41.3	(43.9)	2.6	(462.3)	—
Long-term debt, less current portion	—	395.5	—	—	—	395.5
Pensions	—	1.2	1.2	42.0	—	44.4
Deferred income taxes	—	59.9	(6.3)	22.8	—	76.4
Deferred revenue	—	149.8	—	—	—	149.8
Other long-term liabilities	—	19.6	4.7	3.3	—	27.6
Minority interest	—	—	—	11.9	—	11.9

Total liabilities	462.3	835.5	(41.8)	152.3	(462.3)	946.0

Stockholders’ equity	166.3	560.9	181.0	71.3	(813.2)	166.3

Total liabilities and stockholders’ equity	$628.6	$1,396.4	$139.2	$223.6	$(1,275.5)	$1,112.3

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$10.2	$0.8	$26.6	$—	$37.6
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	49.4	11.4	46.3	—	107.1
(To) from affiliates	(0.9)	21.8	1.9	(22.8)	—	—
Other	—	—	0.7	0.3	—	1.0
Inventories, net	—	28.8	12.8	30.7	—	72.3
Prepayments and other current assets	—	2.8	1.1	8.9	—	12.8
Deferred income taxes	—	4.6	0.4	—	—	5.0
Deferred costs	—	3.1	—	—	—	3.1

Total current assets	(0.9)	120.7	29.1	90.0	—	238.9

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	38.3	28.3	71.8	—	138.4
Intangible assets, net	—	154.7	10.2	34.3	—	199.2
Goodwill	—	295.1	55.0	27.5	—	377.6
Investment in subsidiaries	679.7	158.0	—	—	(837.7)	—
Deferred income taxes	—	2.8	14.6	—	—	17.4
Deferred costs	—	23.2	—	0.1	—	23.3
Other long-term assets	0.3	19.7	(0.2)	4.7	—	24.5

Total assets	$679.1	$1,245.7	$137.0	$257.5	$(1,300.0)	$1,019.3

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$42.3	$7.7	$31.3	$—	$81.3
Accruals and other current liabilities	—	30.3	3.5	34.0	—	67.8
Current portion of long-term debt	—	—	—	0.1	—	0.1
Short-term borrowings	—	—	—	5.8	—	5.8
Income taxes payable	—	7.4	(7.8)	0.4	—	—
Restructuring accruals	—	—	0.1	5.1	—	5.2
Deferred revenue	—	5.0	—	0.4	—	5.4

Total current liabilities	—	85.0	3.5	77.1	—	165.6

Notes payable to affiliates	462.3	17.3	(19.9)	2.6	(462.3)	—
Long-term debt, less current portion	—	437.0	—	11.6	—	448.6
Pensions	—	0.4	0.5	51.6	—	52.5
Deferred income taxes	—	52.1	(3.3)	23.1	—	71.9
Deferred revenue	—	32.4	—	—	—	32.4
Other long-term liabilities	—	12.4	4.8	4.1	—	21.3
Minority interest	—	—	—	10.2	—	10.2

Total liabilities	462.3	636.6	(14.4)	180.3	(462.3)	802.5

Stockholders’ equity	216.8	609.1	151.4	77.2	(837.7)	216.8

Total liabilities and stockholders’ equity	$679.1	$1,245.7	$137.0	$257.5	$(1,300.0)	$1,019.3

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2009

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$306.4	$109.1	$280.3	$(25.1)	$670.7
Cost of sales	—	251.5	92.2	204.8	(25.1)	523.4

Gross profit	—	54.9	16.9	75.5	—	147.3

Selling, general and administrative expenses	—	79.1	(4.4)	59.3	—	134.0
Restructuring costs	—	0.1	0.2	9.6	—	9.9
Amortization of intangible assets	—	9.4	2.4	1.7	—	13.5
Impairment of goodwill	—	—	14.4	—	—	14.4
Other operating expense (income), net	—	3.1	—	(0.4)	—	2.7

Operating (loss) income	—	(36.8)	4.3	5.3	—	(27.2)

Non-operating (expense) income:
Interest (expense) income, net	(0.1)	(36.9)	0.5	(3.4)	—	(39.9)
Equity in (loss) earnings of subsidiaries	(49.8)	28.9	—	—	20.9	—
Other expense (income), net	—	0.4	—	(0.7)	—	(0.3)

(Loss) income before income taxes	(49.9)	(44.4)	4.8	1.2	20.9	(67.4)

Provision (benefit) for income taxes	—	3.2	(25.3)	2.2	—	(19.9)

(Loss) income before minority interest	(49.9)	(47.6)	30.1	(1.0)	20.9	(47.5)

Minority interest	—	—	—	(2.4)	—	(2.4)

Net (loss) income	$(49.9)	$(47.6)	$30.1	$(3.4)	$20.9	$(49.9)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$327.0	$116.7	$286.8	$(36.3)	$694.2
Cost of sales	—	239.5	98.6	208.5	(36.3)	510.3

Gross profit	—	87.5	18.1	78.3	—	183.9

Selling, general and administrative expenses	—	64.1	(0.5)	57.9	—	121.5
Restructuring costs	—	0.2	0.2	6.6	—	7.0
Amortization of intangible assets	—	14.7	3.2	1.8	—	19.7
Other operating expense (income), net	—	2.6	—	(0.3)	—	2.3

Operating income	—	5.9	15.2	12.3	—	33.4

Non-operating (expense) income:
Interest (expense) income, net	(0.1)	(38.0)	0.2	(3.9)	—	(41.8)
Equity in (loss) earnings of subsidiaries	(10.0)	23.8	—	—	(13.8)	—
Other expense, net	—	(0.3)	(0.1)	(2.0)	—	(2.4)

(Loss) income before income taxes	(10.1)	(8.6)	15.3	6.4	(13.8)	(10.8)

Provision (benefit) for income taxes	—	2.7	(8.1)	2.8	—	(2.6)

(Loss) income before minority interest	(10.1)	(11.3)	23.4	3.6	(13.8)	(8.2)

Minority interest	—	—	—	(1.9)	—	(1.9)

Net (loss) income	$(10.1)	$(11.3)	$23.4	$1.7	$(13.8)	$(10.1)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$301.1	$122.8	$239.9	$(30.9)	$632.9
Cost of sales	—	210.3	97.3	177.1	(30.9)	453.8

Gross profit	—	90.8	25.5	62.8	—	179.1

Selling, general and administrative expenses	—	59.4	(0.2)	51.2	—	110.4
Restructuring costs	—	1.8	0.3	6.4	—	8.5
Amortization of intangible assets	—	17.0	3.2	3.4	—	23.6
Other operating expense, net	—	2.6	0.1	—	—	2.7

Operating income	—	10.0	22.1	1.8	—	33.9

Non-operating (expense) income:
Interest expense, net	(0.1)	(37.0)	(0.9)	(4.4)	—	(42.4)
Equity in (loss) earnings of subsidiaries	(7.9)	28.0	—	—	(20.1)	—
Other (expense) income, net	—	(0.4)	—	2.3	—	1.9

(Loss) income from continuing operations before income taxes and minority interest	(8.0)	0.6	21.2	(0.3)	(20.1)	(6.6)

Provision (benefit) for income taxes	—	5.0	(7.9)	3.9	—	1.0

(Loss) income from continuing operations before minority interest	(8.0)	(4.4)	29.1	(4.2)	(20.1)	(7.6)

Minority interest	—	—	—	(0.5)	—	(0.5)

(Loss) gain from continuing operations	(8.0)	(4.4)	29.1	(4.7)	(20.1)	(8.1)

Gain from discontinued operations, net of tax	—	0.1	—	—	—	0.1

Net (loss) income	$(8.0)	$(4.3)	$29.1	$(4.7)	$(20.1)	$(8.0)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Year Ended March 31, 2009

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(49.9)	$(47.6)	$30.1	$(3.4)	$20.9	$(49.9)
Non-cash adjustments	—	28.5	(4.3)	16.3	—	40.5
Undistributed equity in loss (earnings) of subsidiaries	49.8	(28.9)	—	—	(20.9)	—
Changes in operating assets and liabilities	0.1	84.8	(23.5)	8.7	—	70.1

Net cash provided by operating activities	—	36.8	2.3	21.6	—	60.7

Investing activities
Expenditures for property, plant and equipment, intangibles and software development costs	—	(24.0)	(3.1)	(9.6)	—	(36.7)
Acquisitions	—	(5.9)	—	—	—	(5.9)
Proceeds from sale of assets	—	—	—	0.2	—	0.2

Net cash used in investing activities	—	(29.9)	(3.1)	(9.4)	—	(42.4)

Financing activities
Decrease in short-term borrowings	—	—	—	(1.0)	—	(1.0)

Principal payments on debt	—	(3.0)	—	(11.7)	—	(14.7)

Net cash used in financing activities	—	(3.0)	—	(12.7)	—	(15.7)

Effect of exchange rate changes on cash	—	—	—	(2.3)	—	(2.3)

Increase (decrease) in cash and cash equivalents	—	3.9	(0.8)	(2.8)	—	0.3
Cash and cash equivalents at beginning of year	$—	$10.2	$0.8	$26.6	$—	$37.6

Cash and cash equivalents at end of period	$—	$14.1	$—	$23.8	$—	$37.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(10.1)	$(11.3)	$23.4	$1.7	$(13.8)	$(10.1)
Non-cash adjustments	—	26.9	4.3	16.8	—	48.0
Undistributed equity in loss (earnings) of subsidiaries	10.0	(23.8)	—	—	13.8	—
Changes in operating assets and liabilities	0.1	35.3	(24.4)	1.6	—	12.6

Net cash provided by operating activities	—	27.1	3.3	20.1	—	50.5

Investing activities
Expenditures for property, plant and equipment, intangibles and software development costs	—	(13.3)	(3.7)	(10.8)	—	(27.8)
Acquisition	—	(0.9)	—	—	—	(0.9)

Net cash used in investing activities	—	(14.2)	(3.7)	(10.8)	—	(28.7)

Financing activities
Increase in short-term borrowings	—	—	—	1.3	—	1.3
Principal payments on debt	—	(15.0)	—	(8.0)	—	(23.0)

Net cash used in financing activities	—	(15.0)	—	(6.7)	—	(21.7)

Effect of exchange rate changes on cash	—	—	—	1.9	—	1.9

(Decrease) increase in cash and cash equivalents	—	(2.1)	(0.4)	4.5	—	2.0
Cash and cash equivalents at beginning of year	$—	$12.3	$1.2	$21.4	$—	$34.9

Cash and cash equivalents at end of year	$—	$10.2	$0.8	$25.9	$—	$36.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(8.0)	$(4.3)	$29.1	$(4.7)	$(20.1)	$(8.0)
Non-cash adjustments	—	29.4	1.7	13.8	—	44.9
Undistributed equity in loss (earnings) of subsidiaries	7.9	(28.0)	—	—	20.1	—
Changes in operating assets and liabilities	0.1	22.6	(27.2)	(3.4)	—	(7.9)

Net cash provided by operating activities	—	19.7	3.6	5.7	—	29.0

Investing activities
Expenditures for property, plant and equipment, intangibles and software development costs	—	(8.8)	(3.1)	(6.4)	—	(18.3)
Acquisitions	—	(50.2)	—	(0.6)	—	(50.8)
Proceeds from sale of assets	—	—	—	1.8	—	1.8

Net cash used in investing activities	—	(59.0)	(3.1)	(5.2)	—	(67.3)

Financing activities
Decrease in short-term borrowings	—	—	—	(0.1)	—	(0.1)
Principal payments on debt	—	(5.0)	—	(5.0)	—	(10.0)
Debt issuance costs	—	(0.5)	—	(0.1)	—	(0.6)
Equity contributions for AMDS acquisition	—	30.4	—	—	—	30.4

Net cash provided by (used in) financing activities	—	24.9	—	(5.2)	—	19.7

Effect of exchange rate changes on cash	—	—	—	0.9	—	0.9

(Decrease) increase in cash and cash equivalents	—	(14.4)	0.5	(3.8)	—	(17.7)
Cash and cash equivalents at beginning of year	$—	$26.7	$0.7	$25.2	$—	$52.6

Cash and cash equivalents at end of year	$—	$12.3	$1.2	$21.4	$—	$34.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	RELATED-PARTY TRANSACTIONS

Management Fee. On December 18, 2003, Sensus Metering Systems (Bermuda 2) Ltd. entered into a management services agreement with The Jordan Company, L.P. for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Company. Under the terms of the agreement, the Company agreed to pay a fee equal to the greater of $2.0 million per year or 2.5% of prior year EBITDA (as defined in the Credit Agreement) thereafter, plus out-of-pocket expenses. Fees paid to The Jordan Company, L.P. were $3.1 million in fiscal 2009 and $2.6 million in each of fiscal 2008 and 2007. This agreement will remain in effect until December 2013. Approximately one-third of these fees will be paid to GS Capital Partners and/or its affiliates. Additionally, a fee of $1.5 million was paid to The Jordan Company, L.P. for advisory and consulting services related to the acquisition of AMDS in fiscal 2007.

During fiscal 2007, the Company paid to Goldman, Sachs & Co. an arrangement fee of $0.2 million in connection with its second amendment to the Credit Agreement on May 12, 2006.

During fiscal 2007, the Company obtained administrative services from Jordan Industries, Inc., a subsidiary of The Jordan Company, LP. These services were primarily for assistance in securing low-cost supply alternatives in China. Expenses of $0.2 million were incurred for the services in fiscal 2007. This relationship was discontinued as of April 1, 2007.

Rongtai. On July 27, 2005, the Company formed a joint venture in China for its Sensus Precision Die Casting business with Runlin. During fiscal 2006, our joint venture partner, Yangzhou Runlin Investment Co., Ltd. (“Runlin”), loaned the joint venture approximately $0.4 million. In addition, the Company’s Rongtai joint venture paid approximately $0.2 million in each of fiscal 2009, 2008 and 2007 of annual rent to Runlin for use of offices and dormitories.

Algeria. In December 2004, the Company formed a joint venture in Algeria with a manufacturer of various types of meters and a water utility customer. The joint venture customer partner, Algérienne Des Eaux (“ADE”), owns 15% of the joint venture. Sales to ADE in fiscal 2009, 2008 and 2007 were approximately $8.0 million or 59%, $6.3 million or 47%, and $6.2 million or 67%, respectively, of total sales in Algeria. Terms of these sales to ADE are unchanged from the arrangement prior to the formulation of the joint venture.

17.	BUSINESS SEGMENT INFORMATION

Reporting Segments. The Company has two principal product groups: utility infrastructure systems products and support products. Utility infrastructure systems products include metering, AMI communications and AMR systems and four principal metering product categories: water, gas, heat and electricity. Support products include pipe joining and repair products and die casting products. The two product groups, plus corporate operations, are organized into two reporting segments: Utility Infrastructure and Related Communication Systems and All Other.

Utility Infrastructure and Related Communication Systems revenues consist solely of third-party sales; and All Other revenues consist of third-party and inter-segment sales.

Inter-segment sales generally approximate cost. Cost of sales is based on standard cost, which includes materials, direct labor, warranty expense, overhead allocation, as well as variances from standard costs. Operating expenses directly associated with the reporting group may include sales, marketing, product development and administrative expenses and amortization of intangible assets.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporate operating expenses, interest expense, amortization of intangible assets and deferred financing costs, and management fees are not allocated to the product lines and are incorporated in the All Other operating segment.

Reporting Segment Products

Reporting Segment	Major Products
Utility Infrastructure and Related Communication Systems (formerly Metering and Related Communication Systems)	Fixed network AMI systems, AMR systems and commercial and residential water, gas, electric and heat meters used by utilities. Fixed network AMI systems include communications technology, hardware and software. AMR systems include handheld and mobile radio-frequency reading systems. All AMI and meter reading system solutions include installation services and ongoing systems support.

All Other	Pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. Die casting products that consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide changes in trends or components of revenue, gross profit percentage, operating (loss) income, depreciation and amortization, assets, goodwill and capital expenditures (including intangibles) for each segment (in millions):

	Year Ended March 31, 2009	% Change (2)	Year Ended March 31, 2008	% Change (2)	Year Ended March 31, 2007
Segment revenue
Utility infrastructure and related communication systems (1)	$551.7	(4)%	$576.4	13%	$509.7
All other	128.0	(5)%	134.2	(2)%	136.5
Eliminations	(9.0)	(45)%	(16.4)	23%	(13.3)

Total	$670.7	(3)%	$694.2	10%	$632.9

Gross profit %
Utility infrastructure and related communication systems (1)	23%	(18)%	28%	(7)%	30%
All other	17%	—	17%	(19)%	21%

Total	22%	(19)%	27%	(4)%	28%

Operating (loss) income
Utility infrastructure and related communication systems (1)	$(18.7)	(155)%	$34.1	13%	$30.3
All other	(8.5)	NM	(0.7)	NM	3.6

Total	$(27.2)	(181)%	$33.4	1%	$33.9

Depreciation and amortization
Utility infrastructure and related communication systems (1)	$34.5	19%	$28.9	(3)%	$29.7
All other	12.1	(36)%	18.8	2%	18.4

Total	$46.6	(2)%	$47.7	(1)%	$48.1

	Year Ended March 31, 2009	% Change	Year Ended March 31, 2008
Total assets
Utility infrastructure and related communication systems (1)	$982.7	7%	$911.0
All other	129.6	(2)%	108.3

Total	$1,112.3	6%	$1,019.3

Total goodwill
Utility infrastructure and related communication systems (1)	$353.7	7%	$322.4
All other	40.8	(26)%	55.2

Total	$394.5	2%	$377.6

Total capital expenditures (including intangibles and software development costs)
Utility infrastructure and related communication systems (1)	$28.2	45%	$19.4
All other	8.5	1%	8.4

Total	$36.7	32%	$27.8

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Utility infrastructure and related communication systems fiscal 2009 and 2008 segment revenue excludes $135.4 million and $31.4 million, respectively, of customer billings primarily related to the deployment under long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2. Additionally, utility infrastructure and related communications systems fiscal 2009 and 2008 operating income excludes $62.4 million and $5.1 million, respectively, of customer billings less incremental direct costs incurred primarily related to these long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2 (see Note 1).
(2)	Percentages that are shown as “NM” are not meaningful.

Geographic Regions. Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties			Long-Lived Assets
	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007	March 31, 2009	March 31, 2008
North America	$406.5	$425.5	$411.4	$586.4	$579.4
Europe, Mid East, Africa	223.2	219.4	192.1	99.9	109.9
South America	11.6	20.6	14.1	1.6	2.1
Asia	29.4	28.7	15.3	25.4	23.8

Total	$670.7	$694.2	$632.9	$713.3	$715.2

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets. Long-lived assets include property, plant and equipment, net, intangible assets, net and goodwill.

North America fiscal 2009 and 2008 geographic net sales to third parties excludes $135.4 million and $31.4 million, respectively, of customer billings primarily from long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2 (see Note 1).

18.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of its business involving product liability, product warranty, property damage, insurance coverage, patents and environmental matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes these unresolved legal actions will not have a material effect on the financial position or results of operations of the Company.

The Company, as well as many other third parties, has been named as a defendant in several lawsuits filed related to illnesses from exposure to asbestos or asbestos-containing products. The complaints fail to specify which plaintiffs allegedly were involved with the Company’s products, and because the cases are in initial stages, it is uncertain whether any plaintiffs have asbestos-related illnesses or dealt with the Company’s products, much less whether any plaintiffs were exposed to an asbestos-containing component part of the Company’s product or whether such part could have been a substantial contributing factor to the alleged illness. Although we are entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys, under the stock purchase agreement pursuant to which we acquired Invensys

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the acquisition of Invensys Metering Systems. The Company is unable to estimate the amount of its exposure, if any, related to these claims at this time. The Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company’s net earnings or financial position.

On January 29, 2009, the Company, along with a number of other automated metering infrastructure vendors, was sued in a patent infringement lawsuit filed by IP Co., LLC (“IP Co.”). The lawsuit was filed in the U.S. District Court for the Eastern District of Texas and alleges that the Company’s FlexNet System infringes two patents allegedly owned by IP Co. The lawsuit seeks unspecified damages for patent infringement, treble damages for intentional infringement, an injunction against further infringement, interest costs and attorneys’ fees.

On March 13, 2009, the Company was sued in a second patent infringement lawsuit filed in the U.S. District Court for the Eastern District of Texas, this time by EON Corp. IP Holdings, LLC (“EON”). This lawsuit alleges the infringement of two patents allegedly owned by EON (the “EON Patents”). The lawsuit has not yet been served on Sensus, but alleges that Sensus infringes the EON Patents by “making, using, offering for sale, and/or selling two-way communication networks and/or data systems that fall within the scope of at least one claim of each of the EON Patents.” The lawsuit seeks unspecified damages, an injunction against further infringement, interest costs and attorneys’ fees.

On December 23, 2008, the Company was sued in a breach of contract action filed by Cannon Technologies, Inc. (“Cannon”). The lawsuit was filed in the U.S. District Court for the District of Minnesota. The lawsuit alleges breach of contract and breach of warranty with respect to electricity meters sold to Cannon and seeks unspecified damages, interest costs and attorneys’ fees.

The Company entered into contracts that contain guarantees that could require performance or payment under certain conditions. The Company has entered into various agreements that require letters of credit for financial assurance purposes. These letters of credit are available to fund the payment of such obligations. At March 31, 2009, the Company had $13.7 million of letters of credit outstanding with expiration dates ranging from one month to 12 months.

Environmental Matters

The Company is aware of known contamination at the following United States facilities: Russellville, Kentucky; DuBois, Pennsylvania; Texarkana, Arkansas; and Uniontown, Pennsylvania as a result of historic releases of hazardous materials. The former owner of these sites is investigating, remediating and monitoring these properties. The Company is obligated to reimburse the former owner for a portion of cash paid on the remediation plus interest on cash paid at all sites other than Russellville (the “Reimbursement Sites”), where the former owner pays all remediation costs. The Company is unable to estimate the amount of such costs at this time. In connection with the acquisition of Invensys Metering Systems, certain subsidiaries of Invensys agreed to retain liability for the reimbursement obligations related to the Reimbursement Sites.

In addition, there is contamination in the soil and groundwater at our facility in Ludwigshafen, Germany. We were indemnified by the former owner against costs that may result from the contamination, but have accepted a lump-sum payment in fiscal 2008 from the former owner in return for a release of its indemnity obligations. We also have an indemnity, subject to certain limitations, from certain subsidiaries of Invensys regarding this facility pursuant to the terms of the purchase agreement governing the acquisition of Invensys Metering Systems.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on information currently available, the Company believes that future environmental compliance expenditures will not have a material effect on its financial position or results of operations, and has established allowances the Company believes are adequate to cover potential exposure to environmental liabilities. However, as to any of the above-described indemnities, we are subject to the credit risk of the indemnifying parties. If the indemnifying parties are unable to reimburse us of our share of the cost of remediation, additional environmental compliance costs and liabilities could reduce the Company’s future net income and cash available for operations.

19.	VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at beginning of year	Charged to costs and expenses	Deductions for write-offs	Balance at end of year
Year ended March 31, 2009
Allowance for doubtful accounts	$1.5	$0.2	$(0.5)	$1.2
Deferred tax asset valuation allowance	71.1	4.3	(1.7)	73.7
Year ended March 31, 2008
Allowance for doubtful accounts	$1.8	$0.2	$(0.5)	$1.5
Deferred tax asset valuation allowance	69.2	1.9	—	71.1
Year ended March 31, 2007
Allowance for doubtful accounts	$1.4	$1.0	$(0.6)	$1.8
Deferred tax asset valuation allowance	65.4	3.8	—	69.2

20.	JOINT VENTURE

The Company is a partner, with a 60% interest, in a joint venture in China for its Sensus Precision Die-Casting business. The joint venture entity is named Sensus-Rongtai Precision Die Casting (Yangzhou) Co., Ltd. (“PDC Rongtai”) and is headquartered in Jiangdu, China. During fiscal 2008, the Company entered into discussions with its existing partner in the joint venture, Runlin, for the sale of the Company’s ownership interest in PDC Rongtai to Runlin. PDC Rongtai and the Company’s U.S. precision die casting operations located in Russellville, Kentucky comprise the Company’s precision die casting operations, which aggregate into its “All Other” reporting segment.

During the third quarter of fiscal 2009, as negotiations for the sale evolved, the Company decided to retain its 60% interest in PDC Rongtai. As a result, the assets and liabilities previously classified as held for sale have been reclassified as held for use. For comparability purposes, the assets and liabilities of PDC Rongtai have been included in the Company’s consolidated balance sheets for all periods presented.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The Company operates on a 4 week, 4 week, 5 week financial and business closing schedule for all periods, except year end, which is March 31. The following tables provide quarterly results of operations of the Company (in millions):

Fiscal 2009	First	Second	Third	Fourth
Net sales	$185.1	$176.2	$140.4	$169.0
Gross profit	45.6	41.4	21.2	39.1
Net loss	(2.5)	(5.7)	(23.0)	(18.7)

Fiscal 2008	First	Second	Third	Fourth
Net sales	$171.0	$176.2	$162.2	$184.8
Gross profit	43.4	46.6	41.2	52.7
Net loss	(2.5)	(2.0)	(5.0)	(0.6)

Net sales for the first, second, third and fourth quarters of fiscal 2009 excludes $20.7 million, $30.4 million, $37.1 million and $47.2 million, respectively, of customer billings primarily related to the deployment under long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2. Additionally, gross profit for the first, second, third and fourth quarters of fiscal 2009 excludes $8.2 million, $12.9 million, $17.8 million and $23.5 million, respectively, of customer billings less incremental direct costs incurred primarily related to these long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2 (see Note 1).

Net sales for the second, third and fourth quarters of fiscal 2008 excludes $3.6 million, $7.8 million and $20.0 million, respectively, of customer billings related to the deployment under long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2. Additionally, gross profit for the second, third and fourth quarters of fiscal 2008 excludes $0.8 million, $1.2 million and $3.1 million, respectively, of customer billings less incremental direct costs incurred related to these long-term AMI electric and gas contracts that the Company is required to defer under SOP 97-2 (see Note 1).

PART IV

ITEM 15.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements filed as part of this report are included in Part II, Item 8, “Financial Statements and Supplementary Data” in this 2009 Annual Report on Form 10-K/A, under the headings “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Consolidated Statements of Stockholder’s Equity” and “Consolidated Statements of Cash Flows.” Financial statement schedules are omitted because the information required in these schedules is included in the “Notes to Consolidated Financial Statements.”

(b) A list of exhibits filed herewith is contained on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

(c) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Sensus Metering Systems (Bermuda 2) Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 15, 2009.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

By:	/s/ Peter Mainz Peter Mainz Chief Executive Officer & President

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Sensus Metering Systems Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 15, 2009.

SENSUS METERING SYSTEMS INC.

By:	/s/ Peter Mainz Peter Mainz Chief Executive Officer & President

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.2	By-Laws of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-4 filed on March 16, 2004).

3.3	Memorandum of Association of Company Limited by Shares of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.3 to Registration Statement on Form S-4 filed on March 16, 2004).

3.4	Certificate of Incorporation of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.4 to Registration Statement on Form S-4 filed on March 16, 2004).

3.5	Bye-Laws of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

4.1	Indenture, dated as of December 17, 2003, between Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., the Subsidiary Guarantors defined therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 filed on March 16, 2004).

4.2	Form of Senior Subordinated Note due 2013 (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4 filed on March 16, 2004).

4.3	Registration Rights Agreement, dated as of December 17, 2003, between Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., M&FC Holding LLC, Invensys Metering Headquarters Corporation, Smith-Blair Inc., Invensys Metering Systems—North America Inc., Invensys Precision Die Casting Inc., Sensus Metering Systems IP Holdings, Inc. and Credit Suisse First Boston Corporation and Goldman, Sachs & Co., as initial purchasers (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-4 filed on March 16, 2004).

10.1	Credit Agreement, dated as of December 17, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.A.R.L., Sensus Metering Systems (Bermuda 2) Ltd., the lenders party thereto, Credit Suisse First Boston Corporation, as Administrative Agent, Credit Suisse First Boston Corporation and Goldman Sachs Credit Partners L.P., as Joint Bookrunners and Joint Lead Arrangers, Goldman Sachs Credit Partners L.P., as Syndication Agent and National City Bank, as Documentation Agent (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-4 filed on March 16, 2004).

10.2	U.S. Guarantee and Collateral Agreement, dated as of December 17, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., the Subsidiaries of Sensus Metering Systems Inc. identified therein, and Credit Suisse First Boston, as U.S. Collateral Agent (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-4 filed on March 16, 2004).

10.3	European Guarantee Agreement, dated as of December 17, 2003, among Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 3) Ltd., Sensus Metering Systems (Luxco 1) S.AR.L., the Subsidiaries of Sensus Metering Systems (Luxco 2) S.AR.L. identified therein, and Credit Suisse First Boston, as European Collateral Agent (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-4 filed on March 16, 2004).

10.4	Pledge Agreement, dated December 17, 2003, among Sensus Metering Systems (Luxco 3) S.AR.L. and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Sensus Metering Systems France Holdings (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-4 filed on March 16, 2004).

Exhibit No.	Description
10.5	Pledge Agreement, dated December 17, 2003, among Sensus Metering Systems France Holdings and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Financiere Pollux (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-4 filed on March 16, 2004).

10.6	Pledge Agreement, dated December 17, 2003, among Financiere Pollux and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Invensys Metering Systems SAS (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-4 filed on March 16, 2004).

10.7	Shareholders Agreement, dated as of December 17, 2003, by and among Sensus Metering Systems (Bermuda 1) Ltd., The Resolute SIE, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., The Resolute Fund Singapore PV, L.P., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., and Goldman Sachs Direct Investment Fund 2000, L.P. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-4 filed on March 16, 2004).

10.8	Management Subscription and Shareholders Agreement, dated March 5, 2004, by and among Sensus Metering Systems (Bermuda 1) Ltd. and the persons named therein (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-4 filed on March 16, 2004).

10.9*	Employment and Non-Interference Agreement, dated December 17, 2003, by and between Peter Mainz and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-4 filed on March 16, 2004).

10.10*	Restricted Share Plan of Sensus Metering Systems (Bermuda 1) Ltd. (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-4 filed on March 16, 2004).

10.11*	Form of Restricted Share Agreement (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-4 filed on March 16, 2004).

10.12	Consultant Subscription and Shareholder Agreement, dated March 5, 2004, by and among Sensus Metering Systems (Bermuda 1) Ltd. and the person named therein (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-4 filed on March 16, 2004).

10.13	The Jordan Company, L.P. Management Consulting Agreement, dated December 17, 2003, by and among The Jordan Company, L.P., Sensus Metering Systems Inc. and its direct and indirect subsidiaries party thereto (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-4 filed on March 16, 2004).

10.14	Letter Agreement, dated December 17, 2003, among The Jordan Company, L.P., Sensus Metering Systems Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form S-4 filed on March 16, 2004).

10.15	Non-Competition Agreement, dated December 17, 2003, by and between Invensys plc and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-4 filed on March 16, 2004).

10.16	Purchase Agreement, dated December 11, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd. and the Purchasers named therein (incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-4 filed on March 16, 2004).

10.17	Stock Purchase Agreement, dated October 21, 2003, by and among the sellers identified therein, Invensys plc and IMS Meters Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 filed on March 16, 2004).

Exhibit No.		Description
10.18		Amendment No. 1 to Stock Purchase Agreement, dated December 17, 2003 (incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 filed on March 16, 2004).

10.19		Amendment No. 1 to the Credit Agreement, dated October 14, 2004, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 2) Ltd., the Lenders and Credit Suisse First Boston (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 18, 2004 (filed on October 18, 2004)).

10.20		Amendment No. 2 and Agreement to the Credit Agreement, dated May 12, 2006, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 2) Ltd., the Lenders and Credit Suisse (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 12, 2006 (filed on May 17, 2006)).

10.21		Asset Purchase Agreement, date June 2, 2006, by and between Sensus Metering Systems Inc. and Advanced Metering Data Systems, L.L.C. (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

10.22*		Contract of Employment for Signing Managers, effective December 1, 2004, between IMS Holdings GMBH and José Hernandez (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

10.23*		Sensus Metering Systems Inc. Nonqualified Supplemental Retirement Plan FBO Dan Harness (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

10.24*		Joinder Agreement to the Master Plan, dated February 5, 2008, between Sensus Metering Systems Inc. and Dan Harness (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

10.25*		North America Executive Employee Vehicle Policy of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

10.26*		Sensus Metering Systems 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).

10.27*		Sensus Metering Systems Form of Nonqualified Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).

10.28*		Employment and Non-Interference Agreement, dated December 1, 2007, by and between Alfred Giammarino and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 28, 2007 (filed on November 28, 2007)).

10.29	*	Employment Offer Letter, dated December 5, 2006, by and between Colin Flannery and Sensus Metering Systems (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

10.30*		Consulting Agreement, effective as of April 24, 2008, between Dan Harness and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A dated April 24, 2008 (filed on June 16, 2008)).

10.31*		Management Incentive Plan of Sensus Metering Systems (Bermuda 2) Ltd. and Sensus Metering Systems Inc., dated May 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 16, 2008 (filed on May 22, 2008)).

Exhibit No.	Description
10.32*	Consulting Agreement, effective as of May 30, 2008, between Al Giammarino and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.33*	Employment and Non-Interference Agreement, dated July 1, 2008, by and between William T. Yeates and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.34*	Relocation Payback Agreement, dated June 5, 2008, by and between William T. Yeates and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.35*	Employment and Non-Interference Agreement, dated December 8, 2008, by and between Jeffery J. Kyle and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 8, 2008 (filed on December 8, 2008)).

10.36*	Relocation Payback Agreement, dated February 16, 2009, by and between Jeffery J. Kyle and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.37*	Sensus U.S. Vehicle Fleet Policy, dated January 1, 2009 (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

21.1	Subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

31.1	Certification of Chief Executive Officer pursuant to Rule 15d-14(a).

31.2	Certification of Chief Financial Officer pursuant to Rule 15d-14(a).

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

*	Management contracts and compensation plans.